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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 1)

                                 Stamps.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    852857101
             ------------------------------------------------------
                                 (CUSIP Number)
 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2003
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 4 pages

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.852857101
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Lloyd I. Miller III
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF-OO**
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    4,339,061***
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     1,353,588***
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  3,110,461***
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,582,188***
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,692,649***
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.8%***
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN-IA-OO**
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3 to Schedule 13D

***See response to Item 5 herein and to Schedule 13D



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                                                                     Page 3 of 4

               AMENDMENT NO. 1 TO ORIGINAL REPORT ON SCHEDULE 13D

Introduction

       This constitutes Amendment No. 1 (the "Amendment") to the statement on
Schedule 13D filed on behalf of Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"), dated April 30, 2002 ("Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares") of Stamps.com Inc. (the "Company"). The Company has its principal executive offices at 3420 Ocean Park Boulevard, Suite 1040, Santa Monica, CA 90405.

Item 4.      Purpose of the Transaction
             --------------------------

       (i) Item 4. of Schedule 13D is hereby amended by inserting the following sentence immediately after the first sentence of the first paragraph:

       "The purpose of this Amendment is to report that as a result of the Company's repurchase of a total of 5.7 million Shares, a material change occurred to the percentage of Shares beneficially owned by the Reporting Person."

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

       (i) Item 5(a). of Schedule 13D is hereby amended and restated in its entirety as follows:

       "(a) Miller is deemed to beneficially own 5,692,649 Shares (12.8% of the outstanding Shares, based on 44,605,773 Shares outstanding pursuant to the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
2002). As of the date hereof, 1,347,588 of such beneficially owned Shares are owned of record by Trust A-4; 110,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 2,912,461 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 84,000 of such beneficially owned Shares are owned of record by Miller directly; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Dail Miller; 1,000 of such beneficially owned Shares are owned of record by Kimberley S. Miller; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 2,000 of such beneficially owned Shares are owned of record by Tyler UGMA; 2,000 of such beneficially owned Shares are owned of record by Wylie UGMA; and 1,228,600 of such beneficially owned Shares are owned of record by MILGRAT I(D)."



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                                                                     Page 4 of 4

       After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 3, 2003

                                                By:   /s/ Lloyd I. Miller, III
                                                    --------------------------
                                                          Lloyd I. Miller, III